

September 28, 2010

Mr. Stephen F. Smith
Chief Financial Officer
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, TX 75251

> **Re:** **EXCO Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010, as amended March 3, 2010**
> **Definitive Proxy Statement**
> **Filed April 29, 2010**
> **File No. 1-32743**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Cover Page

1.   We note that you have presented your public float as of February 12, 2010. Please revise to calculate your public float as of the last business day of the most recently completed second fiscal quarter. See Form 10-K.

Business, page 1

Our Oil and Natural Gas Reserves, page 13

2.   Clarify who selects and receives the reports of the third-party engineering firms.

Our Production, Prices and Expenses, page 18

3.   Please confirm that you have provided the disclosure required by Item 1204 for all fields that contain 15% or more of your reserves.

4.   It is not clear whether any of your production is subject to delivery contracts. If so, provide the disclosure required by Item 1207 of Regulation S-K. Please advise or revise.

Sales of Producing Properties and Undeveloped Acreage, page 20

5.   Here or in another appropriate location, provide the disclosure regarding undeveloped acreage required by Item 1208(b) of Regulation S-K or advise us why that is not applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

6.   We note the discussion on pages 52- 53 regarding your net proceeds and your budgeted capital expenditures with respect to your divestiture program and joint venture transactions. We also note the disclosure on page 16 that your total reserves decreased from 1.94 Tcfe to 0.96 Tcfe during 2009, and that a total of 790.4 Bcfe, representing approximately 40% of your beginning of the year total proved reserves, were sold in transactions during 2009. While you mention the "challenge of natural production declines," please also discuss the impact that the significant decrease in your reserves will have on your results of operations.

Financial Statements

Note 2 – Summary of significant accounting policies, page 95

Principles of consolidation, page 95

7.   We note you retained an undivided 50% interest in BG AMI upon completion of the BG Upstream Transaction. Please disclose how you account for this interest, as it does not appear that you use the equity method.

Oil and natural gas properties, page 97

8.   Your disclosure of how you compute the full cost center ceiling amount does not appear complete. Please clarify that the cost center ceiling is equal to the sum of the present value of estimated future net revenues plus the cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the costs being amortized net of income tax effects. Further, please specify how you compute the present value of estimated future net revenues, as your current disclosure does not address how estimated future expenditures factor into the computation. Refer to Rule 4-10(c)(4) for a complete description of this computation.

Exhibits

9.   Please tell us why you include a certification from your chief accounting officer in Exhibit 31.3 to your annual report on Form 10-K for the fiscal year ended December 31, 2009. If your chief accounting officer is not performing the functions of either the principal executive officer or the principal financial officer, do not include a certification from your chief accounting officer in future filings. However, if your chief accounting officer is performing the functions of either the principal executive officer or the principal financial officer, revise all related disclosure to describe the roles, responsibilities, and functions of each certifying officer accordingly.

Exhibit 99.1 and Exhibit 99.2

10.   Quantify the 12-month average price used in making the reserves estimation. The third-party engineering firm provided the average West Texas Intermediate-Cushing Oil and Henry Hub prices, but these appear to be for reference rather than the actual price utilized, which would be adjusted for taxes and other items.

Exhibit 99.2

11.   The report references summary tables which are attached. However, those tables were not included in your filing. Amend to refile the complete exhibit.

12.   While we understand that there are fundamentals of physics, mathematics, and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles

13.   Provide the statement required by Item 1202(a)(8)(viii) of Regulation S-K.

Engineering Comments

Business, page 1

General, page 1

14.   You state here and on page 52 that you produced 128.2 BCFe and have a reserve life of 11.7 years. However, based on your reported reserves of 958,836 BCFe your reserve life is 7.5 years. Please revise your document accordingly.

Our Oil and Natural Gas Reserves, page 13

15.   Revise the last paragraph on page 14 to specifically provide the qualifications of the technical person primarily responsible for overseeing the preparation of your reserve estimate. See Item 1202(a)(7) of Regulation S-K.

Proved Undeveloped Reserves, page 17

16.   You indicate that you incurred "a total of $299.8 million in various development and exploration activities" in 2009.   Given the heading of this section, revise to clarify the amount spent to convert proved undeveloped reserves to proved developed reserves. See Item 1203(c) of Regulation S-K.

Management's Discussion and Analysis of Oil and Natural Gas Reserves, page 16

Proved Undeveloped Reserves, page 17

17.   We note that in 2009 you developed 21.6 BCFe of your proved undeveloped reserves, which represented approximately 4% of your proved undeveloped reserves at the beginning of the year and 6.8% at year end. In order to develop your proved undeveloped reserves within five years you must develop approximately 20% of your proved undeveloped reserves per year, assuming no other proved reserves are added during that time.   Therefore, please explain how you plan to accomplish this. In addition, please tell us if any of your proved undeveloped reserves are scheduled to be developed beyond five years.

Oil and Natural Gas Revenues, Production and Prices, page 62

18.   Item 1204(b)(2) of Regulation S-K requires disclosure of the average production cost by geographic area, not including ad valorem and severance taxes, per unit of production. Please revise your document to disclose these items.

Definitive Proxy Statement Filed April 29, 2010

19.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 22

Long-Term Incentive Compensation, page 26

20.   We note your statement at page 28 that the compensation committee "granted stock options to Named Executive Officers equal to 10% of their 2009 base salary," which suggests that the value of these options equals 10% of an officer's base salary. However, due to your formula for determining the size of option grants, the value of these awards greatly exceeds 10%. Please revise to further clarify your statement, for example by including the grant date fair value of these option awards in your table at page 28.

Compensation Business Risk Review, page 30

21.   We note that your disclosure in response to Item 402(s) of Regulation S-K only covers long-term incentive compensation. Please revise this section to cover all of your compensation policies and practices.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, or Karl Hiller, Branch Chief, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director